INTERNATIONAL EQUITY SERVICES, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES**

<u>**YEAR ENDED DECEMBER 31, 2015**</u>

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Services, Inc.

We have audited the accompanying statement of financial condition of International Equity Services, Inc as of December 31, 2015, and the related statements of income(loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of International Equity Services, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of International Equity Services, Inc's financial statements. The supplemental information is the responsibility of International Equity Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 29, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

INTERNATIONAL EQUITY SERVICES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

INTERNATIONAL EQUITY SERVICES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

CONTENTS

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Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of International Equity Services, Inc.

We have reviewed management's statements, included in the accompanying International Equity Services, Inc., in which (1) International Equity Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) International Equity Services, Inc. stated that International Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP

Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

January 29, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

International Equity Services, Inc.'s Exemption Report

International Equity Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2015, without exception.

International Equity Services, Inc.

I, ___JEROME S KEENAN___ , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: __Vice President CCO__

January 29, 2016